Continental

Press Release

Continental continues positive trend in first quarter 2004

Sales up 8% - Above-average improvement in results of 34.5%

Hannover, May 4, 2004. The international automotive supplier Continental AG continued its positive business development in the first quarter of 2004. In the first three months, consolidated sales were up 8 percent on the prior year before foreign exchange effects and changes in the scope of consolidation. Including exchange rate effects and consolidation changes, sales increased 5.8 percent to EUR2,986.1 million (2003: EUR2,821.6 million). "Considering that the dynamics of global automotive industry activity remain restrained, this demonstrates our strong position amongst international competition," according to Manfred Wennemer, Chairman of the Continental Executive Board.

The consolidated operating result or EBIT increased substantially to EUR246.7 million, up 34.5 percent from last year's figure of EUR183.4 million. The return on sales amounts to 8.3 percent, compared with 6.5 percent a year ago. "All divisions contributed their share," stressed Dr. Alan Hippe, Member of the Executive Board responsible for finance. Consolidated net income after taxes went up 48.2 percent from EUR87.4 million to EUR129.5 million, with earnings per share rising from EUR0.67 to EUR0.96.

Sales, EBIT and Return on Sales (in millions of euros):

	Sales		**EBIT** ( ) = Return on Sales	
	1/2004	**1/2003**	**1/2004**	**1/2003**
Continental Corporation	2,986.1	2,821.6	246.7 (8.3%)	183.4 (6.5%)
Continental Automotive Systems	1,249.0	1,195.2	115.2 (9.2%)	81.9 (6,9%)
Passenger and Light Truck Tires	919.4	899.7	78.1 (8.5%)	56.9 (6.3%)
Commercial Vehicle Tires	339.3	282.7	13.0 (3.8%)	11.0 (3.9%)
ContiTech	495.2	459.4	48.3 (9.8%)	41.1 (8.9%)

At the end of the first quarter 2004, the corporation's workforce numbered 71,519, up 2,690 on year-end 2003, primarily as a result of consolidating the sensor business in China at Continental Automotive Systems.

The **Continental Automotive Systems** division increased its sales by 8.6 percent before foreign exchange effects. Including exchange rate effects, sales rose 4.5 percent from EUR1,195.2 million to EUR1,249.0 million. The operating result (EBIT) improved by 40.7 percent from EUR81.9 million to EUR115.2 million. The return on sales amounts to 9.2 percent, compared with 6.9 percent a year ago. Volume gains were recorded especially by the Comfort Electronics and Electronic Brake and Safety Systems units. Positive sales volume trends in Europe and cost-saving programs - especially in North America - led to a notable improvement in earnings.

Sales of the **Passenger and Light Truck Tires** division were up 6.8 percent before foreign exchange effects. Including exchange rate effects, sales increased by 2.2 percent from EUR899.7 million to EUR919.4 million. Its operating result (EBIT) rose 37.3 percent from EUR 56.9 million to EUR78.1 million. The return on sales went up from 6.3 percent to 8.5 percent. Volumes sold to the worldwide automobile industry rose by 12 percent. Sales figures grew by 8 percent for the European replacement business, while a drop in sales volumes was recorded in the NAFTA region. Business in the NAFTA region developed in line with the internal goals. The very good business in Europe more than made up for the losses there. Higher prices of materials and additional social welfare expense in the USA impacted earnings.

The **Commercial Vehicle Tires** division boosted its sales by 9.9 percent, disregarding foreign exchange effects and changes in the scope of consolidation resulting from the acquisition of Continental Sime Tyre. Including these effects and changes, sales went up 20.0 percent to EUR339.3 million, compared with EUR282.7 million a year ago.

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The bond has a maturity of seven years and cannot be called for the first five years of the term of the security. Thereafter, the issuer can call the convertible provided that the Continental Xetra-Quotation exceeds 130 per cent of the conversion price over a certain period of time. Final pricing is expected to occur later today.

Application will be made for the bond to be listed on the Luxembourg Stock Exchange. The convertible will be marketed to institutional investors outside the United States, Canada, Italy, and Japan only. Morgan Stanley Bank AG and Citigroup will act as Joint Bookrunners and Morgan Stanley Bank AG and its agents will be Stabilisation Manager for the offering (Stabilisation/FSA and German law).

Looking forward, Wennemer said "We anticipate that total passenger car production this year will remain at the level of 2003, and that truck production will rise slightly in Western Europe and increase strongly in the NAFTA region." Price pressure will continue, especially in the USA. "For 2004 as a whole, we are expecting a further increase in our consolidated sales and operating result before potential restructuring costs in North America."

Dr. Heimo Prokop
Head of Corporate Communications
Tel.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Tel.: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

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